SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 12 )*


                             BIO-LOGIC SYSTEMS CORP.
------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  090909 10 2
                              -------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement     . (A fee
                                                                   ----
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 4 Pages

CUSIP No. 090909102                   13G                   Page 2 of 4 Pages
          ---------                                              --   --


   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GABRIEL RAVIV, PH.D.


   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)
                                                                 ---
                                                            (b)
                                                                 ---


   3.   SEC USE ONLY


   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------

   5.   SOLE VOTING POWER

        290,112 (SEE ITEM 4)


   6.   SHARED VOTING POWER

        -0-


   7.   SOLE DISPOSITIVE POWER

        290,112 (SEE ITEM 4)


   8.   SHARED DISPOSITIVE POWER

        -0-


   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        290,112 (SEE ITEM 4)


   10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        SEE ITEM 4                                              X
                                                              -----

   11.  PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.3%


   12.  TYPE OF REPORTING PERSON*

        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                      Page  3  of   4   Pages


Item 1(a).     Name of Issuer :  BIO-LOGIC SYSTEMS CORP.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               ONE BIO-LOGIC PLAZA, MUNDELEIN, ILLINOIS  60060

Item 2(a).     Name of Person Filing:  GABRIEL RAVIV, PH.D.

Item 2(b).     Address of Principal Business Office or if none, Residence:
               ONE BIO-LOGIC PLAZA, MUNDELEIN, ILLINOIS  60060

Item 2(c).     Citizenship:  UNITED STATES

Item 2(d).     Title of Class of Securities:   COMMON STOCK, $.01 PAR VALUE

Item 2(e).     CUSIP Number:  090909 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               NOT APPLICABLE

Item 4.        Ownership:

         (a) Amount Beneficially Owned: AS OF DECEMBER 31, 1996, DR. RAVIV BENEFICIALLY OWNED 290,112 SHARES OF THE ISSUER'S COMMON STOCK, WHICH INCLUDES 18,000 SHARES UNDERLYING OPTIONS EXERCISABLE WITHIN 60 DAYS AND 30,000 SHARES BENEFICIALLY OWNED BY DR. RAVIV AS TRUSTEE FOR THE GIL RAVIV FAMILY TRUST. THIS AMOUNT DOES NOT INCLUDE 71,000 SHARES UNDERLYING OPTIONS NOT EXERCISABLE WITHIN 60 DAYS, 111,000 SHARES BENEFICIALLY OWNED BY GIL RAVIV AS TRUSTEE FOR THE GABRIEL RAVIV FAMILY TRUST OR 210,125 SHARES OWNED BY DR. RAVIV'S WIFE, AS TO WHICH DR. RAVIV DISCLAIMS BENEFICIAL OWNERSHIP.

         (b)   Percent of Class:  7.3%

         (c)   Number of shares as to which such person has:

               (i)      sole power to vote or to direct the vote:  290,112
               (ii)     shared power to vote or to direct the vote:  0
               (iii)    sole power to dispose or to direct the disposition of:
                        290,112
               (iv)     shared power to dispose of or to direct the disposition
                        of:  0

                                                      Page  4  of  4   Pages

Item 5.        Ownership of Five Percent or Less of a Class

               INAPPLICABLE

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               INAPPLICABLE

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities

               INAPPLICABLE

Item 8.        Identification and Classification of Members of the Group

               INAPPLICABLE

Item 9.        Notice of Dissolution of Group

               INAPPLICABLE

Item 10.       Certification

               INAPPLICABLE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 1997


By:      /s/ Gabriel Raviv
         -----------------
         GABRIEL RAVIV, PH.D.